National Health Investors, Inc. Insider Trading Policy
As amended through January 30, 2025

TO: NHI Directors, Officer and Employees
FROM: NHI Board of Directors
DATE: January 30, 2025 SUBJECT: Insider Trading Policy

The federal securities laws prohibit (i) the purchase or sale of a company’s securities by persons who are aware of material nonpublic information about that company (“MNPI”) and (ii) the disclosure of MNPI to others who then trade in those securities. In addition, the federal securities laws impose liability on companies and their controlling persons (including directors and officers) if such companies fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of National Health Investors, Inc. (“NHI” or the “Company”) has adopted this Insider Trading Policy (“Policy”) to provide guidance relating to transactions in securities of the Company, as well as the securities of publicly traded companies with whom the Company has a business relationship, and to satisfy the Company’s obligation to prevent illegal trading of securities by its directors, officers, employees and consultants. This Policy is also designed to protect an important corporate asset: the Company’s reputation for integrity and ethical conduct.

Although this Policy is intended to inform and assist, you should remember that you are ultimately responsible for ensuring that you comply with the federal securities laws and with this Policy.

The Consequences

Both the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, trading in economically linked companies and trading involving only a small number of shares or derivatives. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe.

For individuals, potential penalties for insider trading violations include (i) civil penalties of up to three times the profit gained or loss avoided by the trading, and (ii) criminal fines of up to $5 million (no matter how small the profit) and jail sentences of up to 20 years.

If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with (i) civil penalties of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the trading violation and (ii) criminal penalties of up to $25 million. The civil penalties can extend to the Company’s officers and directors if they fail to take appropriate steps to prevent such trading.

An employee’s failure to comply with this Policy may also subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law.

The Company’s Policy

It is the policy of the Company that no director, officer, employee or consultant of the Company and any other person designated by the Chief Financial Officer who is aware of MNPI relating to the Company may, directly or through family members or other persons or entities, trade in securities of the Company, recommend the purchase or sale of any securities of the Company, disclose MNPI to persons within the Company whose jobs do not require them to have that information, or outside the Company to other persons, including family and friends, or assist anyone engaged in the above trading activities.

This Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other economically linked firms, such as industry peers, significant partners, collaborators, competitors, customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. MNPI that is not material to the Company may nevertheless be material to one of those other economically linked firms.

Trading. “Trading” includes purchases and sales of stock, bonds, debentures, options, puts, calls and other similar securities, whether those transactions are made in the open market or pursuant to any investment direction under employee benefit plans.

•Stock Option Exercises. The Policy’s trading restrictions do not apply to the exercise of Company stock options in which there is an outright purchase of shares or a net exercise of options where the person receives the value of the dollar spread over the exercise price in NHI shares. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option (a broker-assisted cashless exercise entails selling a portion of the underlying stock to cover the costs of exercise or taxes required to be withheld). Likewise, sales of shares during a blackout period (described later) to pay taxes withheld are not permitted.

Pre-clearance Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, directors, officers, employees and consultants of the Company and any other persons designated by the Chief Executive Officer as being subject to the Company’s pre-clearance procedures, together with their family members, may not engage in any transaction involving the Company’s securities (including an option exercise, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Executive Officer (the “Designated Officer”). If the Chief Executive Officer is absent and unable to provide the pre-clearance procedures, the “Designated Officer” shall be the Chief Financial Officer. A request for pre-clearance must be submitted to the Designated Officer by email in advance of the proposed transaction. An option exercise resulting in net shares to the option holder will be pre-cleared by the Designated Officer based on the NYSE closing price of the Company stock (if the email request is made during trading hours, the closing price that day will be used in the net share calculation). If, upon requesting pre-clearance of all other transactions, a covered person is advised that Company securities may be traded, such person may buy or sell the securities within five business days thereafter unless advised by the Designated Officer otherwise. If for any reason the trade is not completed within the five business days, preclearance must be obtained again before the securities may be traded. The Designated Officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. Directors and executive officers are required to provide to the Director of HR/Benefits and Compliance within one business day the information required to be filed on Form 4 with the SEC. The Form 4 must be reviewed by the Designated Officer and by the director or officer prior to filing with the SEC. On an exception basis, a Form 4 may be filed with the SEC by Bass Berry & Sims PLC and must be accompanied by a signed Form 4 to evidence approval to file.

Process For Option Exercise Resulting in Net Shares

1.Email request for option exercise to the Chief Executive Officer at emendelsohn@nhireit.com, the Chief Financial Officer at jlspaid@nhireit.com, and the Director of HR/Benefits and Compliance at kouimet@nhireit.com. You will receive an email reply from the Chief Executive Officer to acknowledge your request and to approve the transaction. As stated above, the NYSE closing price of the Company stock will be used to calculate net shares (if the email request is made during trading hours, the closing price that day will be used in the net share calculation). Your decision to exercise options is final at the time of your email.

2.The Director of HR/Benefits and Compliance will calculate the net shares on the stock option exercise worksheet and signoff as preparer.

3.The Chief Accounting Officer will review the worksheet, the supporting company stock option worksheet, and will sign off as reviewer.

4.The Director of HR/Benefits and Compliance will set up an electronic stock issuance through the Company’s Transfer Agent, Computershare, which will then be reviewed and approved by the Chief Executive Officer or the Chief Financial Officer to authorize the issuance of shares.

5.The Director of HR/Benefits and Compliance will prepare a Form 4 for submission to the SEC for the Company’s Section 16 officers and directors. The Form will be reviewed and approved by the Chief Accounting Officer and the Chief Executive Officer and filed by the Director of HR/Benefits and Compliance.

6.All exercise documentation including the original email request from the employee or director, the option exercise worksheet, documentation of the closing price, and the authorization of issuance of shares through Computershare will be maintained in electronic format on the Company’s secure network for audit by the internal and external auditors.

Blackout Periods

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, you can anticipate that, to avoid even the appearance of trading while aware of MNPI, persons will not be pre-cleared to trade in the Company’s securities during the period beginning on the first day following the end of the Company’s fiscal quarter and ending after the second full business day following the Company’s issuance of its quarterly earnings release. Trading may resume the morning of the third business day following the quarterly earnings release. Persons subject to these quarterly blackout periods include all directors, officers, employees, consultants, and all other persons who are designated by the Chief Financial Officer that they are subject to the quarterly blackout periods.

Interim Guidance and Event-specific Blackout Periods.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons covered by the quarterly earnings blackout procedures may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Designated Officer will inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Designated Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of MNPI.

Tipping. You may not pass MNPI on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not you gain any benefit from another’s actions.

Family Members. The same restrictions apply to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in very limited circumstances, be permitted to sell Company stock even during the blackout period. Hardship exceptions may be granted only by both the Chief Financial Officer and the Chief Executive Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if both the Chief Financial Officer and the Chief Executive Officer conclude that the Company’s earnings information for the applicable quarter does not constitute MNPI and that you are not otherwise aware of MNPI. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Material Nonpublic Information

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. While it is not possible to compile an exhaustive list of circumstances involving material information, common examples include:

•Annual or quarterly financial results.

•Projections of future earnings or losses or other earnings guidance.

•Earnings that are inconsistent with the consensus expectations of the investment community.

•A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.

•Changes in the Company’s compensation policy.

•A change in management.

•Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities.

•Changes in the Company’s auditors or auditor notification that the Company may no longer rely on an audit report.

•Financial liquidity problems.

•Cybersecurity breaches or potential cybersecurity breaches.

•Gain or loss of a significant customer or business partner.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second business day after the information is released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday. However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.

Other Transactions

Short-Term Speculative Transactions. The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy that directors, officers, employees and consultants may not engage in any of the following transactions:

•Short-term trading involving purchase and sales (or sales and purchases) of the Company’s securities with six months of each other (note that Section 16(b) of the Exchange Act already removes the incentive for officers or directors to engage in short-term trading in company securities);

•Short sales of the Company’s securities (note that Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales); or

•Transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Margin Loans. Securities held as collateral for a margin loan may be sold by the broker or lender without the customer’s consent if the customer fails to meet a margin call. A margin sale that occurs when the owner of the stock is aware of MNPI may, under some circumstances, result in unlawful insider trading. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company’s securities, executive officers and directors are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan. An exception to this prohibition is hereby granted for any securities held in a margin account or otherwise pledged as collateral for a loan on January 30, 2025, the date the Company adopted this prohibition. However, no new or additional shares of the Company’s securities may be deposited in such margin account or otherwise pledged after January 30, 2025. In addition, employees should exercise caution in considering pledging Company securities for a margin loan.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. The Company’s employees, officers and directors may not engage in any hedging or monetization transactions with respect to the Company’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments.

Post-Termination Transactions

If you are aware of MNPI when you terminate service as a director, officer or other employee of the Company, you may not trade in the Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this memorandum will cease to apply to your transactions in Company securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of service.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with you Company relationship as confidential and proprietary to the Company. Any inquiries you may receive from the news media, securities analysts and investors should be referred to the Chief Financial Officer and/or the Chief Executive Officer.

Exception for Approved Rule 10b5-1 Plans

Buying or selling Company securities pursuant to an approved Rule 10b5-1 Plan (as defined below) is not subject to the prohibition on trading on the basis of MNPI. A “Rule 10b5-1 Plan” is a plan that meets the requirements set forth in Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended. All Rule 10b5-1 Plans, including any amendment, modification or termination, or any cancellation of scheduled transactions, must be approved in writing in advance by the Designated Officer.
A Rule 10b5-1 Plan must either specify in advance (including by formula) the amount, pricing, and timing of transactions, or delegate discretion on those matters to an independent third party, such as a broker. Once you sign the plan, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade.

In general, you can enter into, amend, modify or terminate a Rule 10b5-1 Plan only when you are not aware of MNPI (and for persons subject to the blackout and pre-clearance procedures, only outside of a blackout period). The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description of Rule 10b5-1 Plans provided above is only a summary, and the Company strongly advises that you consult with your personal legal advisor if you intend to adopt a Rule 10b5-1 Plan. While such plans are subject to review and approval by the Designated Officer, the individual adopting the Rule 10b5-1 Plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

Personal Responsibility; Assistance

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If an employee violates this Policy, the Company may take disciplinary action, including dismissal for cause.

Assistance. Any person who has a question about this memorandum or its application to any proposed transaction may obtain additional guidance from the Chief Financial Officer or the Chief Executive Officer.

Certification. All directors, officers, employees and consultants subject to the procedures set forth in this memorandum must certify their understanding of, and intent to comply with, this Policy, including the procedures set forth in this memorandum.

CERTIFICATION
I certify that:

1.I have read and understand the Company’s Insider Trading Policy dated July 30, 2009, and amended through January 30, 2025 covering pre-clearance and blackout procedures (collectively, the “insider trading policy”). I understand that the Chief Executive Officer or Chief Financial Officer is available to answer any questions I have regarding the insider trading policy.

2.I will comply with the insider trading policy for as long as I am subject to the insider trading policy.

3.Since the date the insider trading policy became effective, or such shorter period of time that I have been an employee of the Company, I have complied with the insider trading policy.

Signature: ___________________________________________
Date: ___________________________________________
Printed Name: ___________________________________________

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